KIRKPATRICK & LOCKHART LLP
                         1800 Massachusetts Avenue, N.W.
                             Washington, D. C. 20036
                             Telephone 202-778-9000

                                December 20, 1996




PaineWebber Investment Series
1285 Avenue of the Americas
New York, New York  10019

Dear Sir or Madam:

         PaineWebber Investment Series ("Fund") is an unincorporated voluntary association organized under the laws of the Commonwealth of Massachusetts on December 22, 1986. The Fund consists of one series of shares of beneficial interest: PaineWebber Global Income Fund. We understand that the Fund is about to file a Rule 24f-2 Notice pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, for the purpose of making definite the number of shares which it has registered under the Securities Act of 1933, as amended, and which were sold during the fiscal year ended October 31, 1996.

         We have, as counsel, participated in various business and other matters relating to the Fund. We have examined copies, either certified or otherwise proved to be genuine, of the Declaration of Trust and By-Laws of the Fund, the minutes of meetings of the trustees and other documents relating to the organization and operation of the Fund, and we generally are familiar with its business affairs. Based on the foregoing, it is our opinion that the shares of the Fund sold during the fiscal year ended October 31, 1996, the registration of which will be made definite by the filing of the Rule 24f-2 Notice, were legally issued, fully paid and nonassessable.

         The Fund is an entity of the type commonly known as a "Massachusetts Business Trust." Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Fund. The Declaration of Trust states that creditors of, contractors with, and claimants against the Fund or a series shall look only to the assets of the Fund for or the appropriate series for payment. It also requires that notice of such disclaimer be given in each note, bond, contract, certificate, undertaking or instrument made or issued by the officers or the trustees of the Fund on behalf of

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PaineWebber Investment Series
December 20, 1996
Page 2



the Fund. The Declaration of Trust further provides: (i) for indemnification from the assets of the appropriate series for all loss and expense of any shareholder held personally liable for the obligations of the Fund or any series by virtue of ownership of shares of such series; and (ii) for the appropriate series to assume the defense of any claim against the shareholder for any act or obligation of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Fund or series would be unable to meet its obligations.

         We hereby consent to this opinion accompanying the Rule 24f-2 Notice which you are about to file with the Securities and Exchange Commission.


                                               Very truly yours,


                                               KIRKPATRICK & LOCKHART LLP

                                               /s/ Elinor W. Gammon
                                               --------------------------
                                               Elinor W. Gammon